EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Year-ended December 31,
	2013	2012	2011	2010	2009
Computation of Earnings:
Income before income taxes	$805	$837	$945	$746	$727
Add:
Interest expense	107	101	90	66	86
Amortization of debt premium/discount and expenses	2	1	1	—	—
Interest portion of rent expense	30	29	29	27	25
Earnings as adjusted	$944	$968	$1,065	$839	$838
Computation of Fixed Charges:
Interest expense	$107	$101	$90	$66	$86
Capitalized interest	1	—	—	—	—
Amortization of debt premium/discount and expenses	2	1	1	—	—
Interest portion of rent expense	30	29	29	27	25
Fixed charges	$140	$131	$120	$93	$111
Ratio of Earnings to Fixed Charges(A)	6.73	7.38	8.89	9.01	7.52
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(A)     Ratios were calculated prior to rounding to millions.